November 14, 2019	TSX.V - GIGA

Martin Vydra Appointed as President

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corporation ("the "Company") (TSX.V-GIGA) announced today that Mr. Martin Vydra, a director of Giga Metals, has been appointed as President of the Company.

"I am delighted to welcome Martin to the management team of Giga Metals," said Mr. Jarvis.  "His experience with Sherritt in marketing nickel and cobalt and the relationships he has developed with end users will prove invaluable to the Company as we advance the Turnagain project, which has the potential to become a premium supplier of ethically sourced nickel and cobalt to the rapidly growing battery industry."

"At Sherritt, I had the good fortune of being exposed to almost every large undeveloped nickel project in the world," said Mr. Vydra.  "I believe Turnagain is uniquely positioned to become the premier ethical source of battery materials.  We can compete with HPAL projects of a similar scale, and our project can be built and operated with far less environmental impact.  In addition, research we have been supporting at the University of British Columbia indicates that our silicate residue has the ability to sequester CO2 in meaningful amounts.  While further research is ongoing, there is a real possibility that Turnagain, once developed, could be a carbon neutral mine.  My ambition is to develop this project while adhering to the highest Environmental, Social and Governance ("ESG") standards."

In addition to this new responsibility, Mr. Vydra will remain in his current position as Head of Strategy at Conic Metals Corp. ("Conic"), which holds a 2% NSR royalty on the Turnagain property and is a 7.0% shareholder of the Company.

"Having Martin help to develop the Turnagain project as rapidly as possible is in the best interest of our shareholders," said Justin Cochrane, President & CEO of Conic.  "His technical expertise and extensive experience in marketing nickel and cobalt to end users, qualifies him perfectly for this role."

Mr. Vydra is a professional engineer with over 30 years' experience and is widely recognized as an expert in nickel and cobalt extraction, processing and refining including the development and application of hydrometallurgical technologies for the extraction and recovery of valuable metals such as nickel and cobalt.  From 2012 until his retirement in 2018, Mr. Vydra held various senior executive positions at Sherritt International Corporation, where he had oversight of Sherritt's base metals operations in Canada and Cuba, marketing of Sherritt's commodity nickel and cobalt, and responsibility for the technologies arm of Sherritt which developed and licensed hydrometallurgical technologies globally.

"I have been getting feedback from the industry that ethical sourcing of materials is becoming of paramount importance to the manufacturers of electric vehicles, particularly in North America and in Europe," said Mr. Vydra.  "This is consumer driven.  Buyers of electric vehicles are making an environmentally responsible choice.  They want to drive a car whose materials were ethically sourced and from environmentally friendly operations.  It is consumers that are behind the movement to high ESG standards."

"Turnagain is well positioned to satisfy this demand for ethically sourced material," Mr. Vydra continued.  "We have an opportunity to achieve an ESG compliant carbon neutral mine by adopting Climate Smart Mining technologies in all aspects of the planned operations in addition to maximizing the CO2 sequestration properties of our silicate residue.  If we are going to mine the nickel and cobalt that power the electric revolution, I feel deeply that we should produce these materials in an environmentally friendly way."

Options granted

Pursuant to its Stock Option Plan, approved by the TSX Venture Exchange, the Company will be granting 400,000 stock options to Mr. Vydra, exercisable at $0.45 per share, expiring November 15,  2024.

Technical information in this news release has been reviewed and approved by Martin Vydra, P.Eng., a Qualified Person under NI 43-101.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel:  604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include the potential use of Climate Smart Mining technologies in future operations, the potential ability to be able to sequester CO2 in meaningful amounts, that Turnagain could be a carbon neutral mine, and that the Turnagain project could deliver large quantities of nickel and cobalt.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include that geological interpretations based on drilling  may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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